06005281

SEC[illegible] [illegible]ISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~83720~~ 32215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
H.G. Wellington & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John O'Brien (212) 732-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Co. LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.G. Wellington & Co., Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

THOMAS E. McGEADY
Notary Public, State of New York
No. 01MC6061924
Qualified in Bronx County
Commission Expires July 23, 20 09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS

December 31, 2005

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
H. G. Wellington & Co., Inc.:

We have audited the accompanying statement of financial condition of H. G. Wellington & Co., Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of H. G. Wellington & Co., Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 8, 2006

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com
Member of the Center for Public Company Audit Firms Section of the American Institute of Certified Public Accountants Division for CPA firms.
POLARIS INTERNATIONAL

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

Assets

Cash and cash equivalents (Note 12)	$ 675,825
Cash held in segregated account (Note 3)	25,000
Deposits with clearing organizations (cash $458,552, U.S. treasury bills with a market value of $157,958, preferred stock with a market value of $1,448)	617,958
Receivable from brokers-dealers and clearing organizations (Note 4)	426,544
Securities borrowed	273,389
Receivable from customers (Notes 5 and 12)	22,994,151
Investment advisory fees receivable	633,140
Receivable from officers' secured margin accounts	861,318
Secured demand notes collateralized by marketable securities – non interest bearing	500,000
Memberships in stock exchanges:	
Owned, at adjusted cost (market value $124,000)	27,300
Contributed for use of the Company, at market value	3,500,000
Other assets	423,345
Total assets	$ 30,957,970

(Continued)

STATEMENT OF FINANCIAL CONDITION (Continued)

December 31, 2005

Liabilities and Stockholders' Equity

Liabilities:	
Short-term bank loans (Note 6)	$ 16,600,000
Drafts payable	1,531,194
Payable to brokers, dealers and clearing organizations (Note 4)	2,774,538
Payable to customers (Note 5)	1,380,394
Securities sold, not yet purchased, at market value	20,766
Accounts payable, accrued expenses and other liabilities	1,368,856
	23,675,748
Subordinated liabilities:	
Membership in stock exchange, contributed for use of the Company – non interest bearing	3,500,000
Secured demand note collateral agreements, non interest bearing, maturing between February 28, 2006 and June 30, 2006	500,000
	4,000,000
Commitments and contingencies (Notes 9 and 13)	
Stockholders' equity (Note 7):	
Common stock:	
$1 par value, 415,000 shares authorized, 162,456 issued and outstanding	162,456
Class B, $1 par value, 16,000 shares authorized, 11,000 shares issued and outstanding	11,000
Paid-in capital	1,778,734
Retained earnings	1,330,032
Total stockholders' equity	3,282,222
Total liabilities and stockholders' equity	$ 30,957,970

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

H. G. Wellington & Co., Inc. (the "Company") is a broker-dealer registered with Securities and Exchange Commission and is a member of the New York Stock Exchange and various other exchanges. The Company's principal line of business is a securities broker-dealer which comprises conducting securities transactions for its customers and providing investment advisory services.

2. Significant Accounting Policies

Securities Transactions

Customer securities transactions and related commission revenue and expense are reported on a settlement-date basis; transactions are reviewed ("compared") on a trade-date basis for significant changes and recorded, if material. At December 31, 2005, no such adjustments were necessary. Marketable securities sold, not yet purchased are valued at market value. Securities owned not readily marketable are valued at fair value as determined by management.

Investment Advisory Fees

Advisory fees are recognized quarterly as services are performed. Fees are based on the net asset value of each investment portfolio serviced. The Company receives certain advisory fees in advance, which are deferred and recognized when earned. As of December 31, 2005 all fees were earned.

Exchange Memberships

Exchange memberships owned by the Company are stated at cost. A membership contributed for the use of the Company by stockholder is stated at the latest sales price.

Office Furniture, Fixtures, Equipment and Leasehold Improvements

The Company depreciates office furniture, fixtures and equipment on an accelerated basis over the estimated useful life of the asset for tax purposes, which approximates accelerated methods allowable under accounting principles generally accepted in the United States of America. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease. Equipment and improvements are included in other assets in the accompanying statement of financial condition.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments with an original maturity date of three months or less to be cash equivalents. The Company does not consider cash or U.S. treasury bills held in its segregated special reserve account for customers as a cash equivalent.

Securities Borrowed

The Company borrows securities from various brokers on trades when customers do not remit securities to the Company on settlement date. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained as necessary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets pledged by the Company.

3. Special Reserve Account for Customers

Pursuant to rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Account, maintained at a bank, cash or acceptable equivalents for the exclusive benefit of customers. Amounts on deposit at December 31, 2005 were comprised entirely of cash in the amount of $25,000. The Company was not required to make or maintain an additional deposit at December 31, 2005.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2005 consist of the following:

	Receivable	Payable
Receivable from clearing organization	$ 358,355	$ -
Payable to clearing organization	-	107,014
Securities fail-to-deliver	68,189	-
Securities fail-to-receive	-	2,667,524
	$ 426,544	$ 2,774,538

The amount payable to the clearing organization is collateralized by cash and securities owned by the Company.

5. Receivable From and Payable to Customers

Accounts receivable from and payable to customers includes amounts due on cash and margin transactions from a diversified range of individuals. Securities owned by customers are held as collateral for these receivables and such collateral is not reflected in the financial statements (see Note 13).

6. Short-Term Bank Loans

The Company utilizes short-term loans primarily to finance receivable balances in customers' and noncustomers' margin accounts. Interest charged on these loans approximates the broker call rate.

Customer loans of $11,600,000 are collateralized by $25,440,776 of customer and noncustomer margin account securities, and firm loans of $5,000,000 are collateralized by $10,720,471 of customer and noncustomer margin account securities, and securities collateralizing secured demand notes.

7. Common Stock

The Company's common stock consists of common shares and Class B shares. The Certificate of Incorporation restricts the payment of dividends on common shares and prohibits the payment of dividends or the retirement of Class B shares except in certain circumstances. Class B stockholders are entitled to three votes per share; common stockholders, one vote per share.

8. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions, and discretionary profit sharing contributions. The Company made no matching or discretionary profit sharing contributions for the plan year ended December 31, 2005.

9. Commitments and Contingent Liabilities

Operating Leases

The Company is obligated under operating leases for office space, which expire on November 19, 2006 and December 31, 2007. The Company also rents additional office space on a month-to-month basis from an unrelated entity. The future minimum annual lease payments for all noncancelable leases for each of the two years are as follows:

Year Ending December 31,	Minimum Lease Payments
2006	$ 488,940
2007	481,988
	$ 970,928

Total rent expense for all leases for the year ended December 31, 2005 was approximately $687,000.

The Company has a month-to-month agreement to lease brokerage software. For the year ended December 31, 2005 payments made for the leased software totaled approximately $228,000.

Commitment

The Company has provided the Options Clearing Corporation with a bank letter of credit in the amount of $1,500,000 to satisfy margin requirements. As of December 31, 2005, the required margin deposit of $2,600,000 was collateralized by customer securities.

Contingency

The Company was named as a defendant in a state court proceeding in Addison County, Vermont. Discovery has been completed, and the plaintiffs have moved for partial summary judgment on three of their five claims against the Company. The Company has moved for summary judgment against the plaintiffs. Both these motions are currently pending. Management and its counsel maintains a meritorious defense to substantially all of the claims asserted against it in this action. Additionally, the Company was subpoenaed in connection with an SEC third-party investigation involving the Pax World Family of Funds. The SEC has indicated that they will require deposition testimony from an officer, director or employee of the Company in their investigation.

10. Stock Options

On December 31, 1993, the Company granted one of its officers an option to purchase 14,959 shares of the Company's common stock at an option price of $13.37 per share, for a value not to exceed $200,000. The option would expire in 9 years and the book value at the date of grant was approximately $14.40 per share. According to the original agreement, the options were exercisable in two equal installments of 7,479 shares. During 1999, the Company modified the agreement whereby the options are exercisable in one installment of 14,959 shares. The options, which previously had an expiration date of December 31, 2002, have been extended to December 31, 2004. On December 20, 2004, the options were extended to June 30, 2005. The options were not exercised and expired on June 30, 2005.

11. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company has elected to use an alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be terminated early.

At December 31, 2005, the Company had net capital of $2,749,066, which was $2,298,543 in excess of its required net capital.

12. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Under these situations, the Company will hold the customer responsible for any resulting deficiency. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company has established credit limits for such activities and monitors compliance on a daily basis.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federal insured limits. The Company has not experienced any losses in such accounts. At December 31, 2005, deposits in two accounts exceeded the federally insured limits.

13. New Accounting Pronouncement

In February 2006 the FASB issued Statement No. 155, "*Accounting for Certain Hybrid Financial Instruments*," which will remove the exemption from the application of the bifurcation requirements of Statement No. 133 to securitized financial assets. Thus, similar instruments will now be accounted for similarly regardless of the form of the instrument. The Company's management does not believe this standard will have a material impact on its financial condition or operations. Statement 155 is effective for fiscal years beginning after September 15, 2006.